EXHIBIT (m)(3)(ii)

SCHEDULE I

COMPENSATION

Investor II Class Shares, Daily Class Shares, Liquidity Class Shares, Investor Class Shares, Adviser Class Shares and Marsico Shares of a BofA Fund except as otherwise specifically identified below:

The Servicing Fee shall be, with respect to each applicable Fund, an annual rate not to exceed 0.25% of the average daily net asset value of all Shares of such Fund class, other than shares with respect to which the Fund is paying a shareholder servicing fee directly to a third party. The Servicing Fee shall be accrued daily and paid monthly in arrears.